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                             May 30, 2023

       Daniel J. Mathewes
       Senior Executive Vice President and Chief Financial Officer Hilton Grand Vacations Inc.
       6355 MetroWest Boulevard, Suite 180
       Orlando, FL 32835

                                                        Re: Hilton Grand
Vacations Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated May
22, 2023
                                                            File No. 001-37794

       Dear Daniel J. Mathewes:

              We have reviewed your May 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 8, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Results of Operations, page 54

   1. We note your response to our comment 1. In light of your adjustment for the discounted marketing packages
(i.e. $208 million in 2022) to both revenue and expense, it appears that the line items in
your table on page 57 for commissions and brand fees, sales revenue, sales and marketing
expense, net, real estate expense, and real estate profit margin are non-GAAP measures.
Please confirm that you will enhance your disclosures in future filings to include the
disclosures required by Item 10(e) of Regulation S-K, or advise.
                                                        Your revised
disclosures should include, but not be limited to, referring to such items as non-GAAP measures,
providing reconciliations to the applicable GAAP measure, stating
 Daniel J. Mathewes
Hilton Grand Vacations Inc.
May 30, 2023
Page 2
         the reasons why management believes this presentation is useful to investors, and also presenting a real estate profit margin that includes the revenue from the discounted marketing packages (i.e. $208 million in 2022).
2. We note your response to our comment 2. It appears that your presentation of real estate profit, financing profit, resort and club management profit, and rental and ancillary services profit (loss) are non-GAAP measures. Please confirm that you will enhance your disclosures in future filings to include the disclosures required by
Item 10(e) of Regulation
         S-K, or advise. Your revised disclosures should include, but not be limited to, referring to such items as non-GAAP measures, providing a reconciliation of the aggregate of these measures to the applicable GAAP measure, and stating the reasons why management believes this presentation is useful to investors.
       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameDaniel J. Mathewes                           Sincerely,
Comapany NameHilton Grand Vacations Inc.
                                                               Division of
Corporation Finance
May 30, 2023 Page 2                                            Office of Real
Estate & Construction
FirstName LastName